                                    BROBECK
                                   PHLEGER &
                                   HARRISON
                                      LLP
                                ATTORNEY AT LAW

Telephone:  (212) 581-1600                            1633 Broadway, 47th Floor
Facsimile:  (212) 586-7878                                             New York
Writer's Direct Dial: 212-237-2579                              New York  10019
Email:  bmargolis@brobeck.com                                   www.brobeck.com



                                October 16, 1998


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

 Re: Multex Systems, Inc.  Registration Statement on Form S-1
     ---------------------------------------------------------
     (File No. 333-53993)
     --------------------

To Whom It May Concern:

     On behalf of our client, Multex Systems, Inc. (the "Company"), we hereby inform you that the Company has determined that it is no longer in the best interests of the Company to proceed with the proposed public offering of 3,000,000 shares of its Common Stock, as more fully described in the above-referenced Registration Statement.

     Consequently, we hereby request that the Registration Statement on Form S-1 (File No. 333-53993) be withdrawn as soon as practicable.

     On behalf of the Company, we hereby confirm that the Company has not sold any of the shares of Common Stock referred to in the Registration Statement nor made any offers to sell any of such shares of Common Stock in violation of the Securities Act of 1933, as amended.

                                 Sincerely,

                                 BROBECK, PHLEGER & HARRISON LLP

                                 By: /s/ Brian B. Margolis
                                     -------------------------------
                                     Brian B. Margolis


cc: The Nasdaq Stock Market, Inc.
    American Stock Transfer & Trust Company
    Philip Callaghan (Multex Systems)
    Alex Lynch (Brobeck, Phleger & Harrison LLP)
    James Sullivan (Hambrecht & Quist)
    Todd Carter (BancBoston Robertson Stephens)
    Jerry Cincotta (Salomon Smith Barney)
    Robert Reynolds (Dain Rauscher Wessels)
    John Burgess (Hale and Dorr LLP)




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